FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Set forth below is the text of a press release issued on November 6, 2006.

Luxottica posts 19.3 percent rise in net income for the third quarter, once again increases guidance on full year results

Milan, Italy – November 6, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three- and nine-month periods ended September 30, 2006.

Consolidated results for both periods reflect the sale of the Things Remembered business in September of this year, which is reported under U.S. GAAP as a discontinued operation. Consequently, results of the Things Remembered business for the three- and nine-month periods ended September 30, 2005 and 2006 are not included in the Group’s consolidated sales, operating income and net income from continuing operations reported today.

Financial highlights for the respective periods were as follows:

Third quarter of 2006(1)

•                  Consolidated sales: €1,120.4 million (+9.8%) (+13.8% excluding effect of exchange rates)

•                  Retail sales: €838.6 million (+4.8%); Retail comparable store sales(2): +6.0%

•                  Total wholesale sales: €359.5 million (+26.7%)

•                  Consolidated operating income: €186.5 million (+20.5%); Operating margin: 16.6%

•                  Retail operating income: €112.6 million (+8.8%); Retail operating margin: 13.4%

•                  Wholesale operating income: €88.0 million (+39.1%); Wholesale operating margin: 24.5%

•                  Consolidated net income from continuing operations(3): €107.0 million (+19.3%); Net margin: 9.6%

•                  Earnings per share: €0.24 (US$0.30 per ADS)

First nine months of 2006(4)

•                  Consolidated sales: €3,565.6 million (+15.1%)

•                  Retail sales: €2,525.0 million (+10.0%); Retail comparable store sales(5): +7.0%

•                  Total wholesale sales: €1,301.5 million (+33.0%)

•                  Consolidated operating income: €591.1 million (+30.7%); Operating margin: 16.6%

•                  Retail operating income: €345.5 million (+25.7%); Retail operating margin: 13.7%

•                  Wholesale operating income: €341.6 million (+47.7%); Wholesale operating margin: 26.2%

•                  Consolidated net income from continuing operations(6): €330.0 million (+29.6%); Net margin: 9.3%

•                  Earnings per share: €0.73 (US$0.91 per ADS)

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Andrea Guerra, chief executive officer of Luxottica Group, commented: “After nine months of extremely positive results, today our business is strong with both wholesale and retail on track to deliver a record year. Thanks to these results, today we are able to confirm our full year guidance of earnings per share (EPS) of between €0.93 and €0.94 even though our business no longer includes the results of Things Remembered, which historically has been contributing EPS of €0.03 on a yearly basis. Today this reflects an year-over-year growth in EPS from continuing operations of 28 percent.”

Mr. Guerra continued: “Cash flow generation was again one of the highlights of our results, with €129 million for the quarter.”

Consolidated results for the third quarter continued to be strong all around, in all regions and in both the wholesale and retail businesses. The Group continued to outpace the sector, gaining additional penetration in key markets as well as greater visibility for its portfolio of leading luxury and fashion brands. This resulted in further improvements in profitability, with operating margin rising significantly by 140 basis points to 16.6%.

The third quarter was a record period for the Group’s wholesale business, with sales to third parties – a key measure of the wholesale business – rising by 27.8% and operating margin up by 220 basis points to 24.5%, in line with all-time highs for the wholesale division. Main drivers of this performance were another exceptional quarter by Ray-Ban and the strength and further improved penetration of the Group’s luxury and fashion brands – mainly Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace.

In the retail business, the Group enjoyed another quarter of particularly strong results, especially from operations in North America. LensCrafters posted another above-average quarter, while Sunglass Hut’s comparable store sales rose by over 6.0%. Similarly, Pearle Vision posted its first full year of growth, with comparable store sales up to mid-single digits and further improvements in profitability. In Asia-Pacific, the Group’s optical business posted a positive quarter. Overall, operating margin for all of the Group’s retail operations was a strong 13.4% for the quarter and 13.7% for the year-to-date period.

On September 30, 2006, Luxottica Group’s consolidated net outstanding debt was €1,299.8 million.

Results for the quarter and the year-to-date period reflect the impact of non-cash expenses for stock options(7) of €7.7 million and €28.7 million, respectively, compared with €5.8 million and €12.4 million for the comparable periods last year.

Luxottica Group’s consolidated results for the third quarter and first nine months of 2006 were approved today by its Board of Directors.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada,

3

Versace and Polo Ralph Lauren, beginning January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

– TABLES TO FOLLOW –

4

(1) All comparisons, including percentage changes, are between the three-month periods ended September 30, 2006 and 2005

(2) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(3) Figures exclude the results of Things Remembered, a discontinued operation.

(4) All comparisons, including percentage changes, are between the nine-month periods ended September 30, 2006 and 2005

(5) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(6) Figures exclude the results of Things Remembered, a discontinued operation.

(7) The non-cash expenses for stock options for the three- and nine-month periods ended September 30, 2006, resulted from the application of SFAS 123 (R).

5

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2006	2005	% Change

NET SALES	1,120,380	1,020,629	9.8%

NET INCOME FROM CONTINUING OPERATIONS (5)	107,041	89,754	19.3%

NET INCOME	104,126	89,309	16.6%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.24	0.20
TOTAL	0.23	0.20

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.23	0.20
TOTAL	0.23	0.20

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2006	2005	% Change

NET SALES	1,427,700	1,244,861	14.7%

NET INCOME FROM CONTINUING OPERATIONS (5)	136,402	109,473	24.6%

NET INCOME	132,688	108,931	21.8%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.30	0.24
TOTAL	0.29	0.24

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.30	0.24
TOTAL	0.29	0.24

Notes :
	2006	2005
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2743	1.2197
(2) Weighted average number of outstanding shares	453,121,133	450,359,614
(3) Fully diluted average number of shares	456,263,730	453,829,742

(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 or 2005

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2006	2005	% Change

NET SALES	3,565,603	3,099,002	15.1%

NET INCOME FROM CONTINUING OPERATIONS (5)	329,962	254,679	29.6%

NET INCOME	328,597	256,715	28.0%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.73	0.57
TOTAL	0.73	0.57

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.72	0.56
TOTAL	0.72	0.57

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2006	2005	% Change

NET SALES	4,437,036	3,913,110	13.4%

NET INCOME FROM CONTINUING OPERATIONS (5)	410,605	321,583	27.7%

NET INCOME	408,906	324,151	26.1%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.91	0.71
TOTAL	0.90	0.72

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.90	0.71
TOTAL	0.90	0.72

Notes :
	2006	2005
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2444	1.2627
(2) Weighted average number of outstanding shares	452,665,455	449,805,613
(3) Fully diluted average number of shares	455,896,985	452,757,366

(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 or 2005

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

In thousands of Euro (1)	3Q06	% of sales	3Q05	% of sales	% Change

NET SALES	1,120,380	100.0%	1,020,629	100.0%	9.8%
COST OF SALES	(330,262)		(309,589)
GROSS PROFIT	790,118	70.5%	711,040	69.7%	11.1%
OPERATING EXPENSES:
SELLING EXPENSES	(373,887)		(364,924)
ROYALTIES	(20,578)		(14,020)
ADVERTISING EXPENSES	(76,311)		(62,494)
GENERAL AND ADMINISTRATIVE EXPENSES	(116,797)		(102,477)
TRADEMARK AMORTIZATION	(16,066)		(12,314)
TOTAL	(603,638)		(556,230)
OPERATING INCOME	186,480	16.6%	154,810	15.2%	20.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(18,820)		(17,409)
INTEREST INCOME	2,529		972
OTHER - NET	(2,523)		912
OTHER INCOME (EXPENSES) - NET	(18,815)		(15,525)
INCOME BEFORE PROVISION FOR INCOME TAXES	167,665	15.0%	139,285	13.6%	20.4%
PROVISION FOR INCOME TAXES	(58,851)		(48,723)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	108,814		90,561
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,773)		(808)
NET INCOME FROM CONTINUING OPERATIONS (2)	107,041	9.6%	89,754	8.8%	19.3%
DISCONTINUED OPERATIONS	(2,915)		(444)
NET INCOME	104,126	9.3%	89,309	8.8%	16.6%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.24		0.20
TOTAL (1)	0.23		0.20
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.23		0.20
TOTAL (1)	0.23		0.20

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	453,121,133		450,359,614
FULLY DILUTED AVERAGE NUMBER OF SHARES	456,263,730		453,829,742

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 or 2005

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

In thousands of Euro (1)	2006	% of sales	2005	% of sales	% Change

NET SALES	3,565,603	100.0%	3,099,002	100.0%	15.1%
COST OF SALES	(1,090,581)		(980,245)
GROSS PROFIT	2,475,022	69.4%	2,118,757	68.4%	16.8%
OPERATING EXPENSES:
SELLING EXPENSES	(1,156,794)		(1,073,927)
ROYALTIES	(76,196)		(48,548)
ADVERTISING EXPENSES	(255,517)		(206,176)
GENERAL AND ADMINISTRATIVE EXPENSES	(351,635)		(300,018)
TRADEMARK AMORTIZATION	(43,819)		(37,912)
TOTAL	(1,883,960)		(1,666,581)
OPERATING INCOME	591,062	16.6%	452,176	14.6%	30.7%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(54,201)		(49,142)
INTEREST INCOME	6,128		4,188
OTHER - NET	(12,628)		9,337
OTHER INCOME (EXPENSES) - NET	(60,701)		(35,617)
INCOME BEFORE PROVISION FOR INCOME TAXES	530,362	14.9%	416,558	13.4%	27.3%
PROVISION FOR INCOME TAXES	(193,049)		(154,127)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	337,313		262,432
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(7,351)		(7,753)
NET INCOME FROM CONTINUING OPERATIONS (2)	329,962	9.3%	254,679	8.2%	29.6%
DISCONTINUED OPERATIONS	(1,365)		2,036
NET INCOME	328,597	9.2%	256,715	8.3%	28.0%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.73		0.57
TOTAL (1)	0.73		0.57
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.72		0.56
TOTAL (1)	0.72		0.57

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,665,455		449,805,613
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,896,985		452,757,366

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 or 2005

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

In thousands of Euro	September 30, 2006	December 31, 2005 (1) (2)

CURRENT ASSETS:
CASH	400,887	367,461
ACCOUNTS RECEIVABLE	539,979	461,353
SALES AND INCOME TAXES RECEIVABLE	22,425	45,823
INVENTORIES	383,254	370,289
PREPAID EXPENSES AND OTHER	102,478	87,581
DEFERRED TAX ASSETS - CURRENT	112,088	89,781
ASSETS HELD FOR SALE	10,847	182,296
TOTAL CURRENT ASSETS	1,571,958	1,604,584

PROPERTY, PLANT AND EQUIPMENT - NET	739,617	705,166

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,531,289	2,602,469
INVESTMENTS	22,632	15,832
OTHER ASSETS	100,393	44,741
SALES AND INCOME TAXES RECEIVABLES	729	730
TOTAL OTHER ASSETS	2,655,043	2,663,772

TOTAL	4,966,618	4,973,522

CURRENT LIABILITIES:
BANK OVERDRAFTS	264,135	275,956
CURRENT PORTION OF LONG-TERM DEBT	314,214	110,978
ACCOUNTS PAYABLE	296,763	281,348
ACCRUED EXPENSES AND OTHER	356,886	379,166
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	17,974	7,799
INCOME TAXES PAYABLE	184,092	133,382
LIABILITIES HELD FOR SALE		47,092
TOTAL CURRENT LIABILITIES	1,434,064	1,235,721

LONG TERM LIABILITIES:
LONG-TERM DEBT	1,122,340	1,417,931
LIABILITY FOR TERMINATION INDEMNITIES	60,515	56,600
DEFERRED TAX LIABILITIES - NON-CURRENT	62,516	116,639
OTHER	156,020	179,120
TOTAL LONG-TERM LIABILITIES	1,401,391	1,770,289

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,312	13,478

SHAREHOLDERS’ EQUITY:
459,824,773 ORDINARY SHARES AUTHORIZED AND ISSUED - 453,389,987 SHARES OUTSTANDING	27,589	27,479
NET INCOME	328,597	342,294
RETAINED EARNINGS	1,765,665	1,584,260
TOTAL SHAREHOLDERS’ EQUITY	2,121,851	1,954,033

TOTAL	4,966,618	4,973,522

Notes :

(1) Certain amounts of 2005 have been reclassified to conform to 2006 presentation

(2) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as assets and liabilities held for sale in the balance sheet for December 31, 2005

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005
- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2006

Net Sales	1,301,533	2,524,996	(260,926)	3,565,603
EBITDA (1)	383,199	428,105	(67,432)	743,873
% of sales	29.4%	17.0%		20.9%
Operating income	341,615	345,515	(96,068)	591,062
% of sales	26.2%	13.7%		16.6%
Capital Expenditures	65,658	96,012		161,669
Depreciation & Amortization	41,584	82,590	28,637	152,811
Assets	1,776,446	1,312,726	1,877,446	4,966,618

2005 (2) (3)

Net Sales	978,928	2,295,650	(175,576)	3,099,002
EBITDA (1)	267,741	351,781	(30,702)	588,820
% of sales	27.4%	15.3%		19.0%
Operating income	231,310	274,797	(53,931)	452,176
% of sales	23.6%	12.0%		14.6%
Capital Expenditures	65,005	79,560		144,566
Depreciation & Amortization	36,431	76,984	23,229	136,645
Assets	1,591,005	1,213,261	2,064,259	4,868,526

Notes :

(1) EBITDA is the sum of Operating Income and Depreciation & Amortization

(2) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results of operations of 2006 or 2005

(3) Certain amounts of 2005 have been reclassified to conform to 2006 presentation

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT
PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS
FOR THE PERIOD ENDED SEPTEMBER 30, 2006,
PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB
COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD ENDED SEPTEMBER 30, 2006

	US GAAP	IFRS 2	IAS 19	IAS 38	IAS 39	Other	Total IAS/IFRS	IAS / IFRS
In thousands of Euro (1)	2006	Stock option	Tfr & Pension	Intangibles	Derivatives	adjs	Adjustment	2006

NET SALES	3,565,603					534	534	3,566,137
COST OF SALES	(1,090,581)		2,493			1,414	3,907	(1,086,674)
GROSS PROFIT	2,475,022		2,493			1,948	4,441	2,479,463
OPERATING EXPENSES:
SELLING EXPENSES	(1,156,794)					314	314	(1,156,479)
ROYALTIES	(76,196)					145	145	(76,051)
ADVERTISING EXPENSES	(255,517)			2,067		815	2,882	(252,635)
GENERAL AND ADMINISTRATIVE EXPENSES	(351,635)	(553)	3,091			434	2,972	(348,663)
TRADEMARK AMORTIZATION	(43,819)							(43,819)
TOTAL	(1,883,960)	(553)	3,091	2,067		1,708	6,313	(1,877,647)
OPERATING INCOME	591,062	(553)	5,584	2,067		3,656	10,754	601,816
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(54,201)				(300)		(300)	(54,501)
INTEREST INCOME	6,128							6,128
OTHER - NET	(12,628)							(12,628)
OTHER INCOME (EXPENSES) NET	(60,701)				(300)		(300)	(61,000)
INCOME BEFORE PROVISION FOR INCOME TAXES	530,362	(553)	5,584	2,067	(300)	3,656	10,454	540,816
PROVISION FOR INCOME TAXES	(193,049)		(2,194)	(806)	99	(5,721)	(8,623)	(201,671)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	337,313	(553)	3,390	1,261	(201)	(2,065)	1,832	339,145
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(7,351)							(7,351)
NET INCOME FROM CONTINUING OPERATIONS (2)	329,962	(553)	3,390	1,261	(201)	(2,065)	1,832	331,794
DISCONTINUED OPERATIONS	(1,365)							(1,365)
NET INCOME	328,597	(553)	3,390	1,261	(201)	(2,065)	1,832	330,429
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.73							0.73
TOTAL (1)	0.73							0.73
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.72							0.73
TOTAL (1)	0.72							0.72

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,665,455							452,665,455
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,896,985							456,027,393

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Results of Things remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results of operations from continuing operations for 2006 and 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: November 8, 2006	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER